

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

John Celebi
President and Chief Executive Officer
Sensei Biotherapeutics, Inc.
1405 Research Blvd, Suite 125
Rockville, MD 20850

> **Re:** **Sensei Biotherapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit No. 10.3**
> **Submitted November 12, 2020**
> **CIK No. 0001829802**

Dear Mr. Celebi:

You have redacted information from the exhibit identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibit identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibit. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance